SECOND AMENDMENT TO

INVESTMENT ADVISORY AGREEMENT FOR SUBADVISER

This Second Amendment to the Investment Advisory Agreement for Subadviser (the “Agreement”) dated June 7, 2001 and amended April 1, 2004, between Harbor Capital Advisors, Inc. (“Adviser”), Harbor Funds (the “Trust”), on behalf of Harbor Bond Fund (“Fund”), and Pacific Investment Management Company LLC (“Subadviser”), is entered into the 11th day of February, 2009.

WHEREAS, the Agreement provides for the Subadviser to provide certain investment advisory services to the Harbor Bond Fund, for which the Subadviser is to receive agreed upon fees; and

WHEREAS, the parties desire to make certain changes to the Agreement;

NOW, THEREFORE, for good and valuable consideration, the receipt of which is acknowledged, the parties hereby agree that the Agreement is amended as follows:

1.	Compensation of the Subadviser

Schedule A to the Agreement is hereby deleted in its entirety and replaced with the attached Schedule A.

In addition to the April 1, 2008 fee schedule rate change reflected in the attached Schedule A, Section 4 of the Agreement is hereby amended effective January 1, 2009, to modify the manner in which the average net assets of the Fund are determined for purposes of calculating the subadvisory fee each quarter. Instead of basing that calculation on the average of the net assets of the Fund on the last business day of each month within the quarter, the fee shall now be calculated based upon the average daily net assets (as defined below) of the portion of the Fund that you managed during the quarter. “Average daily net assets” means the average of the values placed on the net assets of the portion of the Fund that you managed on each day on which the net asset value of the Fund’s portfolio is determined.

2.	SerVices of the Subadviser

Notwithstanding any other provision to the contrary, the Subadviser shall have no obligation to perform the following services or to have employees of the Subadviser perform the following roles, as applicable:

(a)	preparing and filing material for distribution to shareholders of the Fund, including statistical information about the Fund and material regarding the Fund’s performance or investments, except for information commonly referred to as Manager’s Discussion of Fund Performance that is customarily provided by the Subadviser and included in the Fund’s annual and semi-annual reports to shareholders;

(b)	providing employees of the Subadviser to serve as officers of the Fund; or

(c)	providing employees of the Subadviser to serve as the Fund’s Chief Compliance Officer and associated staff.

3.	Full Force and Effect

Except as modified herein, the terms and conditions of the Agreement remain unchanged and in full force and effect. All capitalized terms not otherwise defined herein shall have the meaning set forth in the Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the date set forth above.

HARBOR FUNDS ON BEHALF OF		HARBOR CAPITAL ADVISORS, INC.
HARBOR BOND FUND

By:	/s/ David G. Van Hooser	By:	/s/ Brian L. Collins
Name:	David G. Van Hooser	Name:	Brian L. Collins
Title:	President	Title:	Executive Vice President

PZENA INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ Brent L. Holden
Name:	Brent L. Holden
Title:	Managing Director